NEWS RELEASE
TSX: ELD NYSE: EGO	June 20, 2018

Eldorado Gold Provides Lamaque Exploration and Development Update

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") is pleased to provide an update on its exploration programs and construction progress at the Lamaque project in Quebec. Mill refurbishment and underground mine development are ahead of schedule and production from the refurbished mill remains on track for 2019. Exploration results include over 12,000 metres of resource expansion drilling received since the 2017 year-end resource update.

Exploration Highlights

Drilling subsequent to year-end focused on the lower part of the Triangle deposit as well as targets along strike and down dip from the Parallel deposit. Highlights include:

•	Delineation of new mineralized zones C8, C9, and C10 at Triangle, with intercepts as high as 2.8 metres at 125.45 g/t Au (C6 secondary splay) and 1.8 metres at 873.96 g/t Au (C8 secondary splay). These new zones are not included in the 2017 resource estimate.
•	Intercepts of 3.4 metres at 7.47 g/t Au and 4.3 metres at 7.68 g/t Au at C7 at Triangle, representing stepouts of 100 metres and 150 metres, respectively, from nearest previous intercepts.
•	A stepout intercept of 3.5 metres at 27.62 g/t Au at the Parallel deposit, 125 metres downdip from nearest previous intercepts. Stepout drilling has linked the mineralized shear zones with historically mined zones at nearby Lamaque and Plug 5 deposits.

“Results from this year’s exploration drilling continue to demonstrate the outstanding resource upside potential of the Lamaque project,” said Peter Lewis, Eldorado’s Vice President, Exploration.

“Our new drilling at Triangle confirms that the shear-hosted vein systems and steeply plunging intrusions that control mineralization in the upper deposit persist to at least 1,800 metres depth, with high grades reported in several newly-identified shear zones and in related secondary shear zones and extension vein systems. At the Parallel deposit, step-out drilling has linked the mineralized shear zones with historically mined zones at the nearby Lamaque and Plug 5 deposits.

"We have approximately 10,000 additional metres of drilling planned for this year focused on resource expansion in the lower Triangle deposit, and further testing and definition of new targets. An additional 10,000-12,000 metres of underground resource conversion drilling will target the 686,000 inferred ounces defined in the C4 and C5 zones. Drilling access will also be available from the newly constructed and dedicated drilling platforms on the 166 and 184 levels of the Triangle underground.” (See Figure 1).

Development Highlights

The Lamaque project remains on schedule to enter commercial production in early 2019. There are currently over 250 workers on site with headcount expected to grow by 20% over the next six months. Progress to-date underground includes:

•	Approximately 8,500 metres of total development, which is ahead of plan
•	Development rates averaging over 20 metres per day
•	Main ramp now at a depth of ~240 metres below surface
1

•	Ore processed through a nearby toll mill, with recovery and reconciliation consistent with our internal life of mine model

Refurbishment work on the Sigma Mill continues to ramp up, including:

•	Replacement and refurbishment of the CIP tanks
•	Refurbishment of the main mill motors
•	Procurement of new electrical switchgear
•	Installation of the process control system has commenced in anticipation of a staged start up

The projected 2,200 tonnes per day capacity of the refurbished Sigma process plant provides excess milling capacity over what is required for the initial production from the Triangle deposit. The focus is to increase mill production from other sources within and nearby the project area. Mill capacity can be further increased (up to 5,000 tonnes per day) through the installation of an additional grinding mill.

+400
NW
NE
+200
Level 166
Level 184
Main ramp at 240 m below surface
+0
C2
-200
C4
-400
Actual Development
Planned PFS Mine Design
200 metres

Figure 1: Lamaque Underground Development to date (June 20, 2018).

2

Recent Exploration Results

Lower Triangle Deposit

The 2017 resource for the Triangle deposit included 1.06 million ounces of gold in the Measured and Indicated categories in the C1, C2, and upper part of the C4 mineralized zones, and 1.11 million ounces of gold in the Inferred category mainly in the lower C4, C5, and C7 mineralized zones, based on a 2.5 g/t Au cutoff grade. Drilling completed since the 2017 resource estimate has targeted the lower Triangle Deposit below the C4 zone.

The drilling has defined new mineralized shear zones referred to as C8, C9, and C10, as well as secondary shears related to these zones and to the structurally higher C6 and C7 zones. To date, C7 and C10 are the most strongly developed zones in terms of deformation intensity and displacement magnitude, and display the best continuity of mineralization. Zones C6, C8 and C9, as well as secondary shear zones associated with them, also contain high gold grades, with best intercepts concentrated peripheral to intersections of the shear zones with dyke contacts (Figure 2).

S
N
Reserves
Resources
Exploration Potential
0 RL
-500 RL
-1000 RL
-1500 RL
Triangle
Plug
C1
C2
C3
C4
C5
C6
C7
C8
C9
C10
Lower Triangle
South Branch
Target areas
Figure 2
Longitudinal
Section
Triangle Intrusions
Mineralized Shear Vein
500 metres

Figure 2: Schematic north-south cross section through the Triangle deposit, showing the positions of the newly-defined lower zones (C8, C9, C10) and locations of longitudinal section through the C10 zone (shown in Figure 3). Many of the highest grade times thickness values from recent drilling occur in the south branch target area.

3

C7 Zone

Current Inferred Resources for the C7 Zone total 116,000 ounces at an average grade of 6.7 g/t, based on drillholes that tested an area measuring approximately 400 metres by 400 metres. Recent stepout drilling included intercepts of:

•	TM-18-321A: 3.4 metres at 7.47 g/t Au at a distance of over 150 metres outside of the Inferred Resource
•	TM-15-038W02: 4.3 metres at 7.68 g/t Au

The limited drilling completed to date on C7 suggests that best grades and thicknesses are aligned in two nearly orthogonal shoot orientations, similar to the pattern of grade distribution in the upper zones of the Triangle deposit. These shoots are open in multiple directions, defining priority targets to further expand resources.

C10 Zone

The newly-defined C10 zone forms a shear zone system consisting of multiple anastomosing splays within a broader deformation zone up to 30 metres wide. It dips approximately 65°- 75° to the south, slightly steeper than the upper shear zones of the Triangle Deposit. High gold grades have been identified within the C10 zone over an area measuring approximately 400 metres along strike by 200 metres vertically, and define a mineralized trend that remains open downdip and along strike to the east (Figure 3 and Appendix 1). Significant gold intercepts within C10 include:

•	TM-15-032W04: 2.7 metres at 16.17 g/t Au
•	TM-18-321AW01M01: 5.5 metres at 8.16 g/t Au
•	TM-15-008W01M01: 8.1 metres at 7.70 g/t Au
•	TM-15-032W03: 6.1 metres at 3.60 g/t Au
•	TM-15-006: 4.8 metres at 8.05 g/t Au

Figure 3: Longitudinal section of the C10 zone showing recent drillhole intercepts and interpreted grade times true thickness contours.

4

Other Lower Zones at Triangle

New high-grade drillhole intercepts from the C6, C8, and C9 zones and their associated secondary splays are mainly localized within an area near where these shear zones cut a southern branch of the Triangle intrusive system (Figure 2). Together, these define a steeply-dipping zone prospective for high-grade mineralization that is similar to overall controls in the upper Triangle deposit. Examples of significant intercepts from this zone include:

•	TM-15-032-W03: 9.30 metres at 8.99 g/t Au (C6)
•	TM-15-038-W02: 2.8 metres at 125.45 g/t Au (C6 secondary splay)
•	TM-15-032-W03: 18.2 metres at 8.05 g/t Au (C8)
•	TM-15-006-W01M01: 4.5 meters at 29.28 g/t Au (C8 secondary splay)
•	TM-15-032-W04: 1.8 metres at 873.96 g/t Au (C8 secondary splay)

Parallel - Plug 5 Corridor

The Parallel Deposit contains Indicated Resources of 70,000 ounces at a grade of 9.92 g/t Au and additional Inferred Resources of 57,000 ounces at a grade of 8.7 g/t Au. Approximately 80% of these resources occur within a series of four stacked south-dipping shear veins, which together define a tabular mineralized zone with a strike length of at least 300 metres and a dip extent of 250 metres. These shear zones project westward along strike and are correlated with historically mined veins at the Lamaque mine. The 400 metre gap between these deposits has only been sparsely drill-tested. To the east, the same shear vein system correlates with mineralized shear zones in the upper part of the Plug 5 deposit. Together, these systems define a south-dipping mineralized corridor that extends over at least two kilometres strike length but remains open and mostly untested to the east (Figure 4).

Sigma
Open Pit
Val-d'Or
Route 117
Parallel - Plug 5 Mineralized Corridor
Plug #5
PV-18-29:
4.30m @ 5.25 g/t Au
Vein # 6 Area
Lamaque
Open Pit
Parallel Deposit
Fortune Area
Southwest
Target
PV-18-27:
3.40m @ 27.62 g/t Au
N
0
250
500
Metres
Route 117
Sigma
Val-d'Or
Parallel - Plug 5
Mineralized
Corridor
Lamaque
Parallel
Plug 4
Triangle
Legend
Open Pits
Mineralized Shear Veins
Lithology
Granodiorite
Gabbro
Diorite
Val-d'Or Fm. (Mafic Volcanics)

Figure 4: Geological map of Lamaque-Parallel-Plug 5 area showing surface traces of drillholes completed in current program. For clarity, historical drillholes are excluded. Mineralized corridor dips moderately to the south, such that both the Parallel Deposit and intercept shown in drillhole PV-18-27 lie within it.

5

New drilling along this mineralized trend includes 11 drillholes targeting potential down-dip extensions to the Parallel Deposit, and untested areas to the south of the Plug 5 deposit. Notable results include:

•	Intersections of 0.7 metres at 38.39 g/t Au and 0.8 metres at 86.5 g/t Au in drillhole PV-18-27, from the down-dip continuation of the uppermost shear vein at the Parallel deposit. This intersection is a 125 metre stepout from the nearest drillhole, and highlights the potential for additional high grade resources at the Parallel deposit.
•	An intersection of 4.3 metres at 5.25 g/t Au in drillhole PV-18-029, located to the south of Plug 5 and 200 metres along strike to the east of the Parallel deposit. This intersection is hosted by a shear zone that was mined historically updip in the Plug 5 deposit, and also correlates with a lower shear zone defined at the Parallel deposit.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Persons

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has approved the scientific and technical disclosure in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core analyzed at accredited laboratories. Drillcore from the Lamaque project was prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t were re-assayed and completed with a gravimetric finish.

Dr. Stephen Juras P.Geo, Eldorado’s Director of Technical Services, is the qualified person as defined by NI 43-101 responsible for, and has approved the disclosure of Mineral Resources in this news release. Mineral resources reported in this press release were previously disclosed in the Lamaque Technical Report with an effective date of March 21, 2018, which was prepared by the following Qualified Persons as defined by NI 43-101: Stephen Juras, P. Geo., Colm Keogh, P. Eng., Jacques Simoneau, P. Geo., Francois Chabot, P. Eng., and Marianne Utiger, P.Eng; for further details the reader should refer to the Lamaque Technical Report which may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR profile (www.sedar.com).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: expected production, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures for 2018; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

6

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

7

Appendix 1: Tables of Drillhole Intercepts

Table 1 lists selected results from resource expansion drillholes at the Triangle deposit and within the Parallel – Plug 5 corridor completed since November 13, 2017, for which full assay results have been reported and verified. Intercepts reported are limited to those with 1) Au grade (g/t) times true thickness (metres) values greater than 15.0, and 2) average Au grade greater than 2.5 g/t.

Lower Triangle Deposit Drilling Results
Hole ID	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Comment
TM-15-006	1517.40	153075	13.35	12.07	4.21	Strong shear just below C8 splay
and	1656.8	1662.7	5.9	5.34	6.80	Extension vein between C9 and C9 splay
and	1668.6	1671.6	3.0	2.71	6.20	Extension vein between C9 and C9 splay
and	1778.85	1779.4	0.55	0.49	63.38	Extension vein between C9 and C10
and	1794.60	1795.6	1.0	0.90	26.11	Narrow shear interval
and	1855.7	1860.5	4.8	2.61	8.05	C10
and	1897	1904.9	7.9	7.07	2.85	Several extension veins
TM-15-006 W01M01	1332.9	1337.4	4.5	3.88	29.28	Strong shear zone between C7 and C8
and	1447.4	1453.2	5.8	5.63	2.78	Extension vein zone above C8 splay
and	1542.8	1547.1	4.3	3.70	5.19	Extension vein zone
and	1650.7	1656.8	6.1	3.81	4.76	C9 splay
and	1696.6	1697.3	0.7	0.60	48.35	Extension vein zone
and	1734.7	1735.2	0.5	0.43	34.92	Extension veins/veinlets just above C10
TM-15-008 W01M01	1211.0	1214.1	3.1	2.83	5.99	C6 splay
and	1801.5	1809.6	8.1	4.30	7.70	C10
TM-15-008W02	1702.00	1705.1	3.10	2.07	10.83	C9 splay
TM-15-032W02	923.5	926.7	3.20	2.16	13.70	C5
and	1136.0	1145.3	9.30	6.88	8.99	C6
including	1142.4	1145.3	2.90		19.24
and	1953.6	1954.8	1.2	1.06	12.68	Weak shear zone just above C10
and	2181.5	2185.5	4	3.44	4.50	Extension vein zone
TM-15-032W03	1132.0	1134.7	2.70	2.10	9.17	C6
and	1137.5	1142.0	4.50	3.20	9.07	C6 splay
and	1262.5	1264.0	1.50	1.36	38.92	Alteration zone below C6 splay
and	1446.8	1465.0	18.20	14.65	8.05	C8
and	1525.9	1532.9	7.00	5.25	10.84	C8 splay
and	1888.4	1894.5	6.10	3.85	3.60	C10
TM-15-032W04	1434.2	1436.2	2.0	1.80	8.58	Extension vein zone just above C8
and	1446.8	1459.0	12.20	10.03	10.96	C8
including	1455.8	1457	1.2		24.23
and	1595.3	1597.1	1.8	1.50	873.96	Narrow shear zone
including	1595.85	1596.55	0.7		2246.4
and	1622.1	1625.9	3.8	2.89	10.24	C9
including	1622.1	1622.6	0.5		75.21
and	1681	1686.9	5.9	4.89	17.53	Extension vein zone
including	1681	1682.2	1.2		44.34
and	1690.1	1693	2.9	2.40	10.14	Sheared interval above C9 splay
and	1793.3	1796.0	2.7	2.09	16.17	C10
and	1870.8	1875.9	5.1	4.05	9.17	Extension vein zone
including	1873	1873.5	0.5		81.25
and	1989.6	1999	9.4	7.28	2.66	Shear zone below C10
TM-15-038W01	966.70	969.75	3.05	2.60	7.48	C5
and	1256.6	1259.1	2.5	2.21	6.63	C7
TM-15-038W02	1139	1143.9	4.9	3.83	6.96	C6-50
and	1185.5	1188.3	2.8	2.66	125.45	C6-10
including	1186.8	1188.3	1.5		233.05
and	1268.6	1272.9	4.3	3.72	7.68	C7
and	1293.2	1298.0	4.8	3.70	3.55	Alteration zone below C7
TM-17-309AM01	722.7	725.0	2.3	2.30	9.42	C3 splay
and	764.0	766.1	2.1	2.02	14.04	C4 splay
TM-17-310M03	758.0	760.3	2.3	2.06	29.49	C4
TM-17-311BW01M02	757.3	759.4	2.1	1.98	10.13	C4 splay
TM-17-318M01	772.6	775.4	2.8	2.80	26.28	C3 splay
TM-17-320	55.3	57.3	2.2	2.13	31.86	C1 splay
TM-18-321A	1286.5	1303.7	17.2	15.91	5.68	C6 splay
and	1477.0	1480.4	3.4	2.42	7.47	C7
and	1854.2	1855.6	1.4	1.33	15.28	Shear zone between C9 and C9 splay
TM-18-321A W01M01	1281.75	1287.6	5.85	5.50	4.04	C6 splay
and	1877.5	1880.7	3.2	2.60	6.45	C10
and	1887.5	1893	5.5	4.26	8.16	C10
and	2072.6	2079	6.4	5.13	3.30	Alteration zone

8

Parallel – Plug 5 Corridor Drilling Results
Hole ID	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Comment
PV-18-027	305.0	308.5	3.5	3.40	27.62	Extension of Parallel Deposit A zone.
including	305.0	305.7	0.7		38.39
and	307.7	308.5	0.8		86.5
PV-18-029	257.0	261.3	4.3		5.25	Extension of Parallel Deposit A Zone, 200 metre stepout.
SO-18-009	695.0	698.5	3.5	3.45	1.80	Possible depth extension of Parallel Deposit A zone

Appendix 2: Table of Drillhole Collar Coordinates and Orientations

Collar data are listed below for all resource expansion drillholes at the Triangle Deposit and within the Parallel – Plug 5 corridor completed since November 13, 2017, for which full assay results have been reported and verified. All Triangle Deposit drillholes with the exception of TM-18-321A are wedged from existing holes. For wedged holes, collar data refer to the location and orientation of the parent hole, the downhole depths of the first wedge are given, and the final drillhole lengths are reported from surface. Coordinates are listed in NAD83 Zone 18N.

9

Lower Triangle Deposit Drillhole Collars
Hole ID	Easting	Northing	Elevation (m)	Azimuth	Inclination	Wedge Depth	Final length
TM-15-006(ext)	296480	5328275	323	2	-66	824.96	2015.24
TM-15-006W01	296480	5328275	323	2	-66	1226.51	1260.09
TM-15-006W01M01	296480	5328275	323	2	-66	1257.15	1915.71
TM-15-008W01M01	296,375	5,328,325	322	359	-75	1386.00	1951.16
TM-15-008W02	296375	5328325	322	359	-75	1359.23	2041.41
TM-15-032W03	296582	5328296	323	356	-73	1302.00	2054.65
TM-15-032W04	296582	5328296	323	356	-73	1419.40	2095.81
TM-15-038W01	296376	5328152	327	1	-60	1038.00	1333.00
TM-15-038W02	296376	5328152	327	1	-60	765.00	1312.32
TM-17-299A(ext)	296307	5327990	325	3	-75	1710.76	2143.66
TM-17-299AW01	296307	5327990	325	3	-75	1466.45	2014.60
TM-17-299AW02	296307	5327990	325	3	-75	1322.52	1976.80
TM-17-320M01	296682	5328319	323	358	-53	349.40	354.00
TM-17-320M02	296682	5328319	323	358	-53	324.54	652.72
TM-18-321	296827	5328214	324	350	-73	0.00	47.86
TM-18-321A	296827	5328214	324	350	-75	0.00	1868.22
TM-18-321AW01	296827	5328214	324	350	-75	1198.00	1238.75
TM-18-321AW01M01	296827	5328214	324	350	-75	1236.00	2088.00

Parallel – Plug #5 Drillhole Collars
Hole ID	Easting	Northing	Elevation (m)	Azimuth	Inclination	Final length
PV-18-026	294800	5329850	325	355	-60	382.30
PV-18-027	295025	5329815	325	355	-63	397.00
PV-18-028	295304	5330116	325	0	-65	472.59
PV-18-029	295402	5330140	325	0	-63	452.52
PV-18-030	295475	5330180	325	0	-65	463.07
PV-18-031	295399	5330054	325	357	-62	381.34
PV-18-032	295100	5330450	325	0	-45	300.00
PV-18-033	295399	5330205	325	359	-61	363.00
PV-18-034	295175	5330220	325	358	-45	360.00

10